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Securities and Exchange Commission 100 F Street N.W. Washington D.C. 20549 Attention: Michael Coco Office of International Corporate Finance

November 19, 2007

Re:	Republic of South Africa Amendment No. 1 to Registration Statement under Schedule B File 333-146334

Ladies and Gentlemen:

Reference is made to Amendment No. 1 to the Registration Statement under Schedule B (the “Registration Statement”) (Registration No. 333-146334) of the Republic of South Africa (the “Republic”) filed with the Commission via the EDGAR system on November 15, 2007 pursuant to the Securities Act of 1933, as amended. On behalf of the Republic, we hereby request that the Commission accelerate effectiveness of the Registration Statement to the close of business on November 20, 2007, or as soon as practicable thereafter.

If you have any questions regarding this request for acceleration, please do not hesitate to contact the undersigned at (212) 903-9014.

Yours sincerely

/s/ Jeffrey C. Cohen

Jeffrey C. Cohen

For and on behalf of

Linklaters LLP

This communication is confidential and may be privileged or otherwise protected by work product immunity.

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